SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 865492

As at March 1, 2006

GREAT BASIN GOLD LTD.
 800 West Pender Street, Suite 1020
Vancouver , British Columbia
Canada V6C 2V6
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Jeffrey R. Mason
Director and Chief Financial Officer

Date: March 1, 2006

Print the name and title of the signing officer under his signature.
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Great Basin Gold Ltd.
1020 - 800 W Pender Street
Vancouver BC Canada
V6C 2V6 Canada
Tel 604 684 - 6365
Fax 604 684 - 8092
Toll Free 1 800 667 - 2114
www.greatbasingold.com

  HECLA AND GREAT BASIN GOLD MODIFY HOLLISTER EARN-IN AGREEMENT;
DISMISS LITIGATION

March 1, 2006, Vancouver, BC - Great Basin Gold Ltd. (TSX: GBG; AMEX: GBN) and Hecla Mining Company (HL: NYSE) have modified the 2002 Earn-in Agreement to the Hollister Development Block (HDB) gold exploration project in Nevada and consequently the parties have agreed to dismiss all litigation immediately.

Hecla Mining Company (Hecla) President and Chief Executive Officer Phillips S. Baker, Jr., said, "Great Basin Gold and Hecla have modified the Earn-in Agreement to reflect changing conditions at the project and markets in general, primarily by revising certain deadlines or milestones in the original Earn-in Agreement and funding commitments by Hecla. We're more optimistic than ever that this Project can be very successful and profitable for both of us. The underground exploration drift has intersected the vein structures, underground drilling platforms have been constructed and the drill rigs are now turning. The drill holes will be short, closely-spaced holes, less than 700 feet in length, aimed at upgrading the resource previously identified by Great Basin Gold and converting it to reserve."

Great Basin Gold (GBG) President and Chief Executive Officer Ferdi Dippenaar added, "GBG continues to believe in the great potential of the high-grade gold deposit at Hollister. The sooner an underground drilling program and feasibility study can be completed, the sooner a decision can be made on whether this very prospective property has the potential to become a mine. We hope to make that decision early in 2007."

Last December, the exploration decline intersected the Gwenivere vein at 2,720 feet from the decline portal. The two initial exposures of the vein returned some very high-grade assays (see News Release, December 12, 2005). The first exposure assayed 3.17 ounces of gold and 28.3 ounces of silver per ton over a true width of 8.2 feet (including a section of 7.47 ounces of gold and 50.0 ounces of silver per ton over 3.3 feet). The second exposure assayed at 0.49 ounce of gold and 7.9 ounces of silver per ton over 15.2 feet (including a section of 0.77 ounce of gold and 9.9 ounces of silver per ton over 8.9 feet). Subsequently, two more vein exposures have been intersected, with assays pending.

GBG had previously announced an Inferred Resource for the three vein systems.

The current Stage 1 underground exploration program at Hollister consists of about 5,600 feet of decline and underground development to access the two vein systems, including associated cross-cuts and diamond drill stations. Mining of approximately 5,000 tons of bulk sample from the different veins within the system is planned, along with an estimated 55,000 feet of diamond drilling from underground locations.

The main modifications to the Earn-in Agreement are as follows:
- Hecla commits to complete and fund 100% of the remaining Stage 1 earn-in activities by March 31, 2007.
- Hecla and GBG will fund Stage 2 equally. Hecla will fund GBG's share of any Stage 2 activities until Hecla delivers the Feasibility Study, at which time GBG will reimburse Hecla for GBG's Stage 2 expenses. Stage 2 activities are those which consist primarily of the development of the HDB into a mining operation, and lead to Commercial Production.
- If the decision is made to develop and operate a mine, Hecla must achieve Commercial Production by August 2, 2009, as a condition of earning a 50% working interest in the project.
- Hecla is entitled to the proceeds of the first 50,000 ounces of gold (or equivalent) up to the actual costs of Stage 1 activities plus 15%, not to exceed $25.07 million, from Pre-production Stage 1 activities, thereafter any Pre-production revenues will be shared 50/50.
- Hecla and GBG agree to terminate the litigation and execute mutual releases.

Hecla Mining Company, headquartered in Coeur d'Alene, Idaho, mines, processes and explores for silver and gold in the United States, Venezuela and Mexico. A 115-year-old company, Hecla has long been well known in the mining world and financial markets as a quality silver and gold producer. Hecla's common and preferred shares are traded on the New York Stock Exchange under the symbols HL and HL-PrB.

Great Basin Gold Ltd., headquartered in Vancouver, British Columbia, has two advanced stage gold projects in the world's best known gold environments - Burnstone Project in the Witwatersrand Basin of South Africa and the Hollister Development Block Project in the Carlin Trend of Nevada, USA. Great Basin Gold trades in the US on the American Stock Exchange under the symbol GBN and in Canada on the Toronto Stock Exchange (TSX) under the symbol GBG.

For additional details, please visit the Company's website at www.greatbasingold.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

Ferdi Dippenaar
President and CEO

No regulatory authority has approved or disapproved the information contained in this news release.

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the companies expect are forward-looking statements. Although the companies believe the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements.

This news release also uses the term "inferred resources". Great Basin Gold Ltd. advises investors that although these terms are recognized and required by Canadian regulations (under National Instrument 43-101 Standards of Disclosure for Mineral Projects), the U.S. Securities and Exchange Commission does not recognize it. "Inferred resources" have a great amount of uncertainty as to their existence, and economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, or economic studies except for Preliminary Assessment as defined under 43-101. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.